CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Commodity-Linked Notes Linked to the Merrill Lynch Commodity Index eXtra A 01 Total Return, due June 7, 2011	50	$100,000	$5,000,000	$356.50

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

Term Sheet No. 323

(To Prospectus dated April 20, 2009, Series L Prospectus

Supplement dated April 21, 2009, and Product Supplement

CLN-2 dated December 29, 2009)

April 30, 2010

Commodity-Linked Notes Linked to the Merrill Lynch Commodity Index eXtra A 01 Total Return, due June 7, 2011

Issuer:	Bank of America Corporation

Pricing Date:	April 30, 2010

Issue Date:	May 7, 2010

Stated Maturity Date:	June 7, 2011

Aggregate Principal Amount:	$5,000,000

Underlying Index:	The Merrill Lynch Commodity Index eXtra A 01 Total Return (Bloomberg symbol: “MLCXA01T”)

Starting Value:	307.0921

Ending Value:	The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not a business day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described in product supplement CLN-2.

Leverage Factor:	3

Investor Fee:	The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.40% per annum, as described in product supplement CLN-2 under “Description of the Notes—Payment at Maturity.”

Treasury Rate Charge:	Applicable

Interest Rate Basis:	LIBOR

Designated Maturity:	One Month

Interest Reset Dates:	The 7th of each calendar month, commencing on June 7, 2010.

Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.

Spread:	Minus 10 basis points

Initial Optional Redemption Date:	May 7, 2010

Upper Mandatory Redemption Trigger Level:	Not Applicable

Lower Mandatory Redemption Trigger Level:	85% of the Starting Value

NPV Factor:	Not Applicable

Bear Note:	No

Calculation Agent:	Merrill Lynch Commodities, Inc.

Listing:	No listing on any securities exchange.

CUSIP:	06048WBW9

	Per Note	Total
Public Offering Price(1)	$100,000	$5,000,000
Underwriting Discount	$ 0.00	$ 0.00

Proceeds, before expenses, to Bank of America Corporation	$100,000	$5,000,000

(1)	Plus accrued interest from May 7, 2010, if settlement occurs after that date.

Our Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. Our Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. The Notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this tem sheet, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about May 7, 2010 against payment in immediately available funds.

Merrill Lynch & Co.

Selling Agent

ADDITIONAL RISK FACTORS

The Index Manager may from time to time modify the methodology for determining the composition and calculation of the Index.

Merrill Lynch Commodities, Inc. (the “Index Manager”), which is one of our subsidiaries, retains the discretion to modify the methodology for determining the composition and the level of the Underlying Index at any time. The Index Manager reserves the right to modify the methodology and calculation of the Underlying Index from time to time, if it believes that modifications are necessary or appropriate. It is possible that certain of these modifications will adversely affect the level of the Underlying Index and, accordingly, cause the market value of the Notes and the Redemption Amount to decrease.

Additional conflicts of interest may exist.

One of our subsidiaries, Merrill Lynch, Pierce, Fenner & Smith Limited (the “Index Publisher”), is the Index Publisher, and another of our subsidiaries, Merrill Lynch Commodities, Inc., is the Index Manager. In certain circumstances, the Index Publisher’s and the Index Manager’s roles as our subsidiaries and their responsibilities with respect to the Underlying Index could give rise to conflicts of interest. Even though the Underlying Index will be calculated in accordance with certain principles, its calculation and maintenance require that certain judgments and decisions be made. The Index Publisher and the Index Manager will be responsible for these judgments and decisions. As a result, the determinations made by the Index Publisher and/or the Index Manager could adversely affect the level of the Underlying Index and, accordingly, decrease the Redemption Amount. In making any determination with respect to the Underlying Index, neither the Index Publisher nor the Index Manager is required to consider your interests as a holder of the Notes.

Further, Merrill Lynch Commodities, Inc. faces a potential conflict of interest between its role as Index Manager and its active role in trading commodities and derivatives instruments based upon the components of the Underlying Index.

THE UNDERLYING INDEX

Merrill Lynch Commodity Index eXtra A 01 Total Return

All disclosures contained in this term sheet regarding the Underlying Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources or from information made available to us by the Index Manager or Index Publisher. The information reflects the policies of, and is subject to change by, the Index Manager and the Index Publisher. The Index Manager and the Index Publisher have no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of the Index Manager and the Index Publisher discontinuing publication of the Underlying Index are discussed in the section of product supplement CLN-2 entitled “Description of the Notes—Discontinuance of an Underlying Index.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

The Underlying Index is a fully collateralized version of the Merrill Lynch Commodity Index Extra A 01 (“MLCXA01”), which is itself a modified version of the Merrill Lynch Commodity index eXtraSM (“MLCX”). The Underlying Index measures the performance of an investment in the commodity markets over time. The Underlying Index is fully collateralized because it combines the returns of the MLCXA01 with the returns on cash collateral invested in U.S. Treasury Bills. The Underlying Index is also designed as a “tradable” index that is readily accessible to market participants. The Underlying Index tracks the returns of rolling commodities futures contracts. The Underlying Index is currently comprised of futures contracts in respect of 19 physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 19 commodities that currently comprise the Underlying Index (the “Index Commodities”) are: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange.

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The MLCX is more fully described in product supplement CLN-2 under “The Underlying Indices—Merrill Lynch Commodity index eXtraSM.”

“Merrill Lynch Commodity index eXtraSM” is our service mark and trademark.

HISTORICAL INFORMATION

The following graph sets forth the monthly historical performance of the Underlying Index in the period from January 2005 through April 2010. This historical data on the Underlying Index is not necessarily indicative of the future performance of the Underlying Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Underlying Index during any period set forth below is not an indication that the level of the Underlying Index is more or less likely to increase or decrease at any time over the term of the Notes. On the pricing date, the closing level of the Underlying Index was 307.0921.

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